Filed Pursuant to Rule 424(b)(3)
Registration No. 333-289049

41056-P2 09/26

FRANKLIN LEXINGTON PRIVATE MARKETS FUND

SUPPLEMENT DATED SEPTEMBER 2, 2026

TO THE PROSPECTUS (“PROSPECTUS”) DATED AUGUST 1, 2026

Effective September 8, 2026, Ultimus Fund Solutions, LLC will replace SS&C Global Investor & Distribution Solutions, Inc., as transfer agent.

I.	Effective September 8, 2026, the fifth paragraph of the section entitled “Prospectus Summary – Purchasing Shares” in the Prospectus is deleted in its entirety and replaced with the following:

Prior to a purchase date, funds received from prospective investors will be placed in an account with Ultimus Fund Solutions, LLC (“Ultimus”), the Fund’s transfer agent (the “Transfer Agent”). On the purchase date, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. Prospective investors whose subscriptions to purchase Shares are accepted by the Fund will become shareholders by being admitted as Shareholders.

II.	Effective September 8, 2026, the section entitled “Prospectus Summary – Dividend Reinvestment Plan” in the Prospectus is deleted in its entirety and replaced with the following:

The Fund operates under a dividend reinvestment plan (the “DRIP”) administered by Ultimus. Pursuant to the DRIP, the Fund’s income dividends or capital gains or other distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund.

Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the DRIP on behalf of such participating Shareholder. A Shareholder who does not wish to have distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to Ultimus. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by Ultimus 30 days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the DRIP. Under the DRIP, the Fund’s distributions to Shareholders are reinvested in full and fractional Shares.

III.	Effective September 8, 2026, the section entitled “Prospectus Summary – Custodian and Transfer Agent” in the Prospectus is deleted in its entirety and replaced with the following:

The Bank of New York Mellon serves as the Fund’s custodian, and Ultimus serves as the Fund’s transfer agent.

IV.	Effective September 8, 2026, the section entitled “DIVIDEND REINVESTMENT PLAN” in the Prospectus is deleted in its entirety and replaced with the following:

The Fund operates under a DRIP administered by Ultimus. Pursuant to the DRIP, the Fund’s distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund. The Fund expects to coordinate distribution payment dates so that the same net asset value that is used for the monthly closing date immediately preceding such distribution payment date will be used to calculate the purchase net asset value for purchasers under the DRIP. Shares issued pursuant to the DRIP will have the same voting rights as the Fund’s Shares acquired by subscription to the Fund.

Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to Ultimus. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by Ultimus 30 days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the DRIP. Under the DRIP, the Fund’s distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.

When the Fund declares a distribution, Ultimus, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s net asset value per Share for the relevant class of Shares.

Ultimus will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. Ultimus will hold Shares in the account of the Shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those Shares purchased pursuant to the DRIP. Ultimus will distribute all proxy solicitation materials, if any, to participating Shareholders.

In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the DRIP, Ultimus will administer the DRIP on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRIP.

Neither Ultimus nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRIP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of dividends will not relieve participants of any U.S. federal, state, local or non-U.S. income tax that may be payable (or required to be withheld) on such dividends. The Fund may elect to make non-cash distributions to Shareholders. Such distributions are not subject to the DRIP, and all Shareholders, regardless of whether or not they are participants in the DRIP, will receive such distributions in additional Shares of the Fund.

The Fund reserves the right to amend or terminate the DRIP. There is no direct service charge to participants with regard to purchases under the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

All correspondence concerning the DRIP should be directed to Franklin Lexington Private Markets Fund c/o Ultimus Fund Solutions, LLC at Franklin Templeton, 225 Pictoria Dr., Suite 450, Cincinnati, OH 45246-1617 (direct overnight mail) or c/o Ultimus Fund Solutions, LLC at Franklin Templeton, P.O. Box 46707, Cincinnati, OH 45246-0707. Certain transactions can be performed by calling the toll free number 833-565-4228, Monday - Friday, between 8:30 am and 6:00 pm ET.

V.	Effective September 8, 2026, the section entitled “TRANSFER AGENT AND DIVIDEND PAYING AGENT” in the Prospectus is deleted in its entirety and replaced with the following:

Ultimus Fund Solutions, LLC, whose principal business address is 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246-1617, serves as the Fund’s transfer agent and paying agent with respect to the Shares.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.

4